December 2, 2025

Kathleen Brennan de Jesus, Esq.
Senior Attorney
Edison International
2244 Walnut Grove Avenue
P.O. Box 800
Rosemead, California 91770

       Re: Edison International
           SC TO-I filed November 20, 2025
           File No. 005-41447
Dear Kathleen Brennan de Jesus Esq.:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed November 20, 2025
Cautionary Note Regarding Forward-Looking Statements, page iii

1.     Refer to the disclosure on page iii indicating that    [t]his Offer to
Purchase and the
       documents it incorporates by reference contain "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995 and that "we are not obligated to publicly update or revise forward-looking statements." We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of
       the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule
13E-
       3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. We also remind you of the registrant's obligations under
Exchange
       Act Rule 13e-3(c)(2), (d)(2) and (e)(3). Please revise the aforementioned disclosure accordingly.
 December 2, 2025
Page 2

Conditions of the Offers, page 11

2. A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules
       and Schedules Compliance and Disclosure Interpretations (March 17,
2023). Please
       revise the following conditions so that they are objectively determinable.
              there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any
           court, authority, agency or tribunal that directly or indirectly challenges the making of the Offers, the acquisition of some or all of the Securities under the
           Offers or otherwise relates in any manner to the Offers...;
              there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order
or
           injunction threatened...;    and
              in the Company   s reasonable judgment, there has occurred any of
the
           following...any significant changes in the prices for the Securities.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions
cc:   David Lopez